SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )

ORAMED PHARMACEUTICALS INC.
(Name of Issuer)

Common Stock, par value $0.012 per share
(Title of Class of Securities)

68403P203
(CUSIP Number)

Leonard Sank
3 Blair Road
Cape Town
8005
South Africa

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
07/14/2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68403P203	13D	Page 2 of 6 Pages

1.	Names of reporting persons Leonard Sank
2.	Check the appropriate box if a member of group (See Instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) PF, OO(1)
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	Citizenship or place of organization South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 327,077
	8.	Shared voting power 244,358(2)
	9.	Sole dispositive power 327,077
	10.	Shared dispositive power 244,358(2)
11.	Aggregate amount beneficially owned by each reporting person 571,435(3)
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 5.2%(4)
14.	Type of reporting person (See Instructions) IN

(1)
Certain of the shares of common stock beneficially held by Mr. Sank were issued by the Issuer as compensation for Mr. Sank’s service on the Issuer’s Board of Directors or as a finder’s fee in connection with certain Securities Purchase Agreements into which the Issuer entered in 2008 and 2012.

(2)
Includes (i) 78,125 shares of common stock and a warrant to purchase 27,344 shares of common stock held by Mr. Sank’s wife and (ii) 138,889 shares of common stock owned by a company wholly owned by a trust of which Mr. Sank is a trustee.

(3)
Includes (i) 243,000 shares of common stock, 2,718 restricted stock units and warrants to purchase 23,265 shares of common stock held by Mr. Sank, (ii) 78,125 shares of common stock and a warrant to purchase 27,344 shares of common stock held by Mr. Sank’s wife, (iii) 58,094 shares of common stock issuable to Mr. Sank upon the exercise of outstanding stock options, and (iv) 138,889 shares of common stock owned by a company wholly owned by a trust of which Mr. Sank is a trustee.  Mr. Sank disclaims beneficial ownership of the securities referenced in (ii) and (iv) above.

(4)	Based upon 10,804,053 shares of common stock issued and outstanding as of December 8, 2014.

CUSIP No. 68403P203	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer

This Statement relates to the common stock, par value $0.012 per share (hereinafter referred to as the “Common Stock”) of Oramed Pharmaceuticals Inc., a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at Hi-Tech Park 2/4, Givat Ram, Jerusalem, 91390 Israel.

On January 22, 2013, the Issuer effected a one-for-twelve reverse split of its shares of Common Stock, and accordingly the par value of its Common Stock was changed from $0.001 to $0.012 per share. Unless indicated otherwise by the context, all Common Stock, option, warrant and per share amounts in this Schedule 13D have been adjusted to give retroactive effect to the reverse stock split.

Item 2.                    Identity and Background

(a) and (b) Leonard Sank is a South African citizen and resides at 3 Blair Road, Cape Town, South Africa.

(c) Mr. Sank serves as a member of the Board of Directors of the Issuer and is an entrepreneur and businessman in Cape Town, South Africa.  He also serves on the boards of small businesses and local non-profit charity organizations in Cape Town.

(d) and (e) During the last five years, Mr. Sank has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                    Source and Amount of Funds or Other Consideration

Mr. Sank purchased the shares of common shares held by him directly using his personal funds, except for (i) the shares of common stock issuable upon the exercise of options held by Mr. Sank, which were granted to him as compensation for his service on the Issuer’s Board of Directors, (ii) 2,718 restricted stock units, which were granted to Mr. Sank as compensation for his service on the Issuer’s Board of Directors, (iii) 13,889 shares of Common Stock, which the Issuer granted to Mr. Sank as a finder’s fee in connection with certain Securities Purchase Agreements into which the Issuer entered in 2008, and (iv) 12,745 shares of Common Stock and warrants to purchase 6,373 shares of Common Stock which the Issuer granted to Mr. Sank as a finder’s fee in connection with certain Securities Purchase Agreements into which the Issuer entered in 2012.

Item 4.                    Purpose of Transaction

The securities were acquired for investment purposes.

The Reporting Person has no current plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, other than the receipt of additional shares of Common Stock as part of his regular compensation as a director of the Issuer.

CUSIP No. 68403P203	13D	Page 4 of 6 Pages

Item 5.                    Interest in Securities of the Issuer

(a) Mr. Sank may be deemed to beneficially own 571,435 shares of Common Stock of the Issuer, which constitute 5.2% of the outstanding shares of Common Stock of the Issuer, based upon 10,804,053 shares of the Common Stock outstanding as of December 8, 2014.  Such shares of Common Stock include (i) 243,000 shares of Common Stock, 2,718 restricted stock units and warrants to purchase 23,265 shares of Common Stock held by Mr. Sank, (ii) 78,125 shares of Common Stock and a warrant to purchase 27,344 shares of Common Stock held by Mr. Sank’s wife, (iii) 58,094 shares of Common Stock issuable to Mr. Sank upon the exercise of outstanding stock options, and (iv) 138,889 shares of Common Stock owned by a company wholly owned by a trust of which Mr. Sank is a trustee.  Mr. Sank disclaims beneficial ownership of the securities referenced in (ii) and (iv) above.

(b) Mr. Sank has sole voting and dispositive power of 327,077 shares of Common Stock of the Issuer.  Mr. Sank may be deemed to share voting and dispositive power over 244,358 shares of Common Stock of the Issuer which consists of (i) 78,125 shares of Common Stock and a warrant to purchase 27,344 shares of Common Stock held by Mr. Sank’s wife and (ii) 138,889 shares of Common Stock owned by a company wholly owned by a trust of which Mr. Sank is a trustee.

(c) The Reporting Person has not effected any transaction in the shares of Common Stock of the Issuer in the past sixty days.

(d) No person other than Mr. Sank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock reported above in this Item 5 and held directly by Mr. Sank. Mr. Sank disclaims beneficial ownership of the shares held by his wife and a company wholly owned by a trust of which Mr. Sank is a trustee.

(e) Not applicable.

(f) Mr. Sank is a citizen of South Africa.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As a director of the Issuer, Mr. Sank participates in the Issuer’s Amended and Restated 2008 Stock Incentive Plan.

CUSIP No. 68403P203	13D	Page 5 of 6 Pages

Item 7.                    Material to be Filed as Exhibits

Exhibit 99.1
Oramed Pharmaceuticals Inc. Amended and Restated 2008 Stock Incentive Plan (Incorporated by reference to Appendix A of the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities Exchange Commission on June 17, 2014).

Exhibit 99.2
Form of Notice of Stock Option Award and Stock Option Award Agreement (Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on July 2, 2008).

Exhibit 99.3
Form of Restricted Stock Unit Notice and Restricted Stock Unit Agreement (Incorporated by reference from the Issuer’s Annual Report on Form 10-K filed with the Securities Exchange Commission on November 14, 2014).

CUSIP No. 68403P203	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 15, 2014

By:	/s/ Leonard Sank
Leonard Sank